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06009121

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 36311

SEC MAIL RECEIVED PROCESSING SECTION MAY 3 0 2006 WASH, D.C. 213

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

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REPORT FOR THE PERIOD BEGINNING 4/1/05 (MM/DD/YY) to 3/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

MONETA SECURITIES CORP.

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P. O. Box No.)

15413 Championship Drive
(No. and Street)

Haymarket (City) Virginia (State) 20169 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. Frederick Eliassen (703) 753-9643
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Albrecht, Viggiano, Zureck and Company, P. C.
(Name – *if individual, state last, first, middle name*)

25 Suffolk Court (Address) Hauppauge (City) New York (State) 11788 (Zip Code)

PROCESSED
JUL 10 2006
E
THOMSON FINANCIAL

CHECK ONE:

[X] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

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Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AP 7/8/06

OATH OR AFFIRMATION

I, Frederick Eliassen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Moneta Securities Corp., as of March 31, 2006, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NO EXCEPTIONS

Signature

President
Title

STATE OF VIRGINIA
COUNTY OF PRINCE WILLIAM

Subscribed and sworn to before me this
26 day of MAY 2006

Notary Public COMMISSION EXPIRES OCT. 31, 2009

This report* contains (check all applicable boxes)

[X] (a) Facing page.
[X] (b) Statement of Financial Condition.
[X] (c) Statement of Income (Loss).
[X] (d) Statement of Cash Flows.
[X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
[X] (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors.
[X] (g) Computation of Net Capital for Brokers and Dealers pursuant to Rule 15c3-1.
[ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
[ ] (i) Information Relating to the Possession or Control Requirements for Brokers and Dealers Under Rule 15c3-3.
[ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
[X] (l) An Oath or Affirmation.
[ ] (m) A copy of the SIPC Supplemental Report.
[ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
[X] (o) Independent Auditor's Report on Internal Accounting Control.
[ ] (p) Schedule of Segregation Requirements and Funds in Segregation—Customers' Regulated Commodity Futures Account pursuant to Rule 171-5.

* For conditions of confidential treatment of certain portions of this filing, see section 240.17e-5(e)(3).

MONETA SECURITIES CORP.

AUDITED FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

Years ended March 31, 2006 and 2005

TABLE OF CONTENTS

	Page No.
FACING PAGE	1
OATH OR AFFIRMATION	2
INDEPENDENT AUDITORS' REPORT	3
FINANCIAL STATEMENTS	
Statements of Financial Condition	4
Statements of Income	5
Statements of Changes in Stockholder's Equity	6
Statements of Changes in Liabilities Subordinated to Claims of General Creditors	7
Statements of Cash Flows	8
Notes to Financial Statements	9
SUPPLEMENTARY INFORMATION	
INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION	10
Computations of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission	11
INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION	12-13

CERTIFIED PUBLIC ACCOUNTANTS, BUSINESS ADVISORS AND CONSULTANTS
25 Suffolk Court, Hauppauge, New York 11788
631.434.9500 • Fax 631.434.9518
www.avz.com

INDEPENDENT AUDITORS' REPORT

Board of Directors
Moneta Securities Corp.
Haymarket, Virginia

We have audited the accompanying statements of financial condition of Moneta Securities Corp. as of March 31, 2006 and 2005 and the related statements of income, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Moneta Securities Corp. as of March 31, 2006 and 2005, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Albrecht, Viggiano, Zureck & Company, P.C.

Hauppauge, New York
May 6, 2006

MONETA SECURITIES CORP.
STATEMENTS OF FINANCIAL CONDITION
March 31, 2006 and 2005

	2006	2005
ASSETS		
Current Assets		
Cash	$ 12,850	$ 10,267
Total Current Assets	12,850	10,267
	$ 12,850	$ 10,267
LIABILITIES AND STOCKHOLDER'S EQUITY		
Current Liabilities		
Accrued expenses	$ 450	$ 500
Income taxes payable	100	-0-
Total Current Liabilities	550	500
Stockholder's Equity		
Capital stock - 200 shares authorized, 100 shares issued and outstanding	5,000	5,000
Additional paid-in capital	7,500	7,500
Retained deficit	(200)	(2,733)
	12,300	9,767
	$ 12,850	$ 10,267

See notes to financial statements.

MONETA SECURITIES CORP.
STATEMENTS OF INCOME
Years ended March 31, 2006 and 2005

		2006	2005
Revenues			
Commissions		$ 58,058	$ 52,274
Expenses			
Commissions		44,800	33,000
Operating expenses		10,558	17,160
		55,358	50,160
	Income From Operations	2,700	2,114
Other Income		33	16
	Income Before Taxes	2,733	2,130
Provision for Taxes		200	-0-
	Net Income	$ 2,533	$ 2,130

See notes to financial statements.

MONETA SECURITIES CORP.
STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
Years ended March 31, 2006 and 2005

	2006				2005
	Capital Stock	Paid-In Capital	Retained Deficit	Total	Total
Balances at Beginning of Year	$ 5,000	$ 7,500	$ (2,733)	$ 9,767	$ 7,637
Net Income			2,533	2,533	2,130
Balances at End of Year	$ 5,000	$ 7,500	$ (200)	$ 12,300	$ 9,767

See notes to financial statements.

MONETA SECURITIES CORP.

STATEMENTS OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

Years ended March 31, 2006 and 2005

2006	2005
None	None

See notes to financial statements.

MONETA SECURITIES CORP.
STATEMENTS OF CASH FLOWS
Years ended March 31, 2006 and 2005

	2006	2005
Cash Flows from Operating Activities		
Net Income	$ 2,533	$ 2,130
Adjustments to reconcile net income to net cash provided by operating activities:		
Increase (decrease) in income taxes payable	100	(100)
Decrease in accrued expenses	(50)	-0-
Net Cash Provided by Operating Activities	2,583	2,030
Net Increase in Cash	2,583	2,030
Cash at Beginning of Year	10,267	8,237
Cash at End of Year	$ 12,850	$ 10,267
Supplemental Disclosure of Cash Flow Information		
Cash paid during the year for:		
Income taxes	$ 200	$ -0-

See notes to financial statements.

MONETA SECURITIES CORP.
NOTES TO FINANCIAL STATEMENTS
March 31, 2006 and 2005

Note 1 – Business Organization

Business Description

Moneta Securities Corp. (the Corporation) is registered with the National Association of Security Dealers (NASD) as a mutual fund retailer. The Corporation implements investments in connection with the sale of mutual funds and real estate investment trusts. The revenue earned by the Corporation is in the form of commissions received by the respective issuing investment companies.

Note 2 - Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 3 - Related Party Transactions

The stockholder of the Corporation is also a stockholder of Moneta Planning Corp. (MPC). An agreement between the above referenced related parties provides that MPC will absorb substantially all costs for employee services and certain other expenses. During the years ended March 31, 2006 and 2005, various office overhead expenses totaling $5,955 and $12,761, respectively, were allocated to the Corporation.

Note 4 - Net Capital Requirements

The Corporation is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity of capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At March 31, 2006 and 2005, the Corporation had net capital of $12,300 and $9,767, respectively, which was $7,300 and $4,767, respectively, in excess of its required net capital of $5,000. The Corporation's net capital ratio was .04 to 1 for March 31, 2006 and .05 to 1 for March 31, 2005.

SUPPLEMENTARY INFORMATION

CERTIFIED PUBLIC ACCOUNTANTS, BUSINESS ADVISORS AND CONSULTANTS
25 Suffolk Court, Hauppauge, New York 11788
631.434.9500 • Fax 631.434.9518
www.avz.com

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

Board of Directors
Moneta Securities Corp.
Haymarket, Virginia

We have audited the accompanying financial statements of Moneta Securities Corp. for the years ended March 31, 2006 and 2005, and have issued our report thereon dated May 6, 2006. Our audits were made for the purpose of forming an opinion on such financial statements taken as a whole. The information contained in the schedules on the following pages are presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Albrecht, Viggiano, Zureck & Company, P.C.

Hauppauge, New York
May 6, 2006

MONETA SECURITIES CORP.
COMPUTATIONS OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
Years ended March 31, 2006 and 2005

	2006	2005
Net Capital		
Total stockholder's equity	$ 12,300	$ 9,767
Net Capital	$ 12,300	$ 9,767
Aggregate Indebtedness		
Items included in statements of financial condition:		
Accrued expenses	$ 450	$ 500
Income taxes payable	100	-0-
Total Aggregate Indebtedness	$ 550	$ 500
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS		
Minimum net capital required	$ 5,000	$ 5,000
Excess net capital	$ 7,300	$ 4,767
Ratio of aggregate indebtedness to net capital	.04 to 1	.05 to 1

Moneta Securities Corp. is in compliance with the exemptive provisions of the Securities Exchange Commission's Rule 15c3-3k(2)(i). The Corporation's business is done strictly on an application basis with the mutual funds and annuity issuing insurance companies.

There is no material difference from the Corporation's computation of net capital (included in part 11A of Form X-17a-5 as of March 31, 2006 and 2005) and the net capital as computed above.

See independent auditors' report on supplementary information.

CERTIFIED PUBLIC ACCOUNTANTS, BUSINESS ADVISORS AND CONSULTANTS
25 Suffolk Court, Hauppauge, New York 11788
631.434.9500 • Fax 631.434.9518
www.avz.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

Board of Directors
Moneta Securities Corp.
Haymarket, Virginia

In planning and performing our audits of the financial statements of Moneta Securities Corp. for the years ended March 31, 2006 and 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practice and procedures followed by the Company in any of the following:

1) Making quarterly securities examinations, counts, verifications, and comparisons,
2) Recordation of differences required by rule 17a-13,
3) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at March 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Albrecht, Viggiano, Zureck & Company, P.C.

Hauppauge, New York
May 6, 2006